EX-28.h.9

FEE WAIVER AGREEMENT FOR

DIMENSIONAL INVESTMENT GROUP INC.

FEE WAIVER AGREEMENT, made this 21st day of July, 2015, between Dimensional Investment Group Inc., a Maryland corporation (the “Fund”), on behalf of certain portfolios of the Fund, as identified below (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into Investment Management Agreements with the Fund, on behalf of the Portfolios, pursuant to which Dimensional provides various services to the Portfolios, and for which Dimensional is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the fees of the Portfolios of the Fund as listed below;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver by Dimensional.

Dimensional agrees to waive all or a portion of each Portfolio’s management fee to the extent necessary to limit the total management fees paid to Dimensional by a Portfolio, including the proportionate share of the management fees a Portfolio pays indirectly through its investment in other funds managed by Dimensional, to the following rates listed below for each Portfolio:

Portfolio	Total Management Fee
U.S. Large Cap Value Portfolio II	0.11%
U.S. Large Cap Value Portfolio III	0.11%
LWAS/DFA U.S. High Book to Market Portfolio	0.11%
Tax-Managed U.S. Marketwide Value Portfolio II	0.20%
DFA International Value Portfolio II	0.21%
DFA International Value Portfolio III	0.21%
Emerging Markets Portfolio II	0.25%

2.	Fee Waiver by Dimensional.

Dimensional agrees to waive all or a portion of the DFA International Value Portfolio IV’s management fee to the extent necessary to limit the total management fees paid to Dimensional by the Portfolio, including the proportionate share of the management fees the Portfolio pays indirectly through its investment in other funds managed by Dimensional, to 0.40% of the first $40 million of average daily net assets of the Portfolio and 0.20% of the average daily net assets exceeding $40 million.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4.

Duration and Termination. This Agreement shall begin on July 21, 2015, and shall continue in effect permanently for each Portfolio. This Agreement may be terminated at any time by the Fund. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL INVESTMENT GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By:	By:
Name:	Name:
Title:	Title: